Exhibit 99.1

argenx announces results of Annual General Meeting of Shareholders

May 11, 2021

Breda, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer, today announced that the proposed resolutions presented at its Annual General Meeting of Shareholders, held today at 10:00 a.m. CEST, were duly passed.

As part of the approved resolutions:

•	Yvonne Greenstreet has been appointed as non-executive director to the Board of Directors for a term of four (4) years;
•	Anthony Rosenberg has been re-appointed as non-executive director to the Board of Directors for an additional term of four (4) years;
•	the Board of Directors has been authorized to issue additional shares up to a maximum of 10% of the share capital of argenx for a period of 18 months from the Annual General Meeting;
•	the 2020 remuneration report as well as the Company’s new remuneration policy has been approved;
•	Deloitte Accountants B.V. has been appointed as the Company’s auditor for the 2021 financial year.

In line with previous announcements, Dr. David Lacey has today resigned from the board of directors and will transition to an advisory role for the company.

The results of the votes and all documents relating to the shareholders’ meeting will be available on the Company’s website at www.argenx.com.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx is evaluating efgartigimod in multiple serious autoimmune diseases, and cusatuzumab in hematological cancers in collaboration with Janssen. argenx is also advancing several earlier stage experimental medicines within its therapeutic franchises. argenx has offices in Belgium, the United States, Japan and Switzerland. For more information, visit www.argenx.com and follow us on LinkedIn at https://www.linkedin.com/company/argenx/ and Twitter at https://twitter.com/argenxglobal.

For further information, please contact:

Investors:

Beth DelGiacco

bdelgiacco@argenx.com

Michelle Greenblatt

mgreenblatt@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning its 2021 business and financial outlook and related plans; the therapeutic potential of its product candidates;  the intended results of its strategy and argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.